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                                                               FILED PURSUANT TO
                                                                  RULE 424(B)(3)
                                                      REGISTRATION NO. 333-94131

    SUPPLEMENT DATED AUGUST 18, 2000, TO PROSPECTUS DATED FEBRUARY 11, 2000

    Metropolitan periodically completes loan securitizations which are generally structured as follows: First, Metropolitan sells a portfolio of mortgage loans to a special purpose entity ("SPE") which has been established for the limited purpose of buying and reselling mortgage loans. The SPE then transfers the same mortgage loans to a Real Estate Mortgage Investment Conduit or Owners Trust (the "Trust"), and the Trust in turn issues interest-bearing asset-backed securities (the "Certificates") generally in an amount equal to the aggregate principal balance of the mortgage loans. The Certificates are typically sold at face value and without recourse except that representations and warranties customary to the mortgage banking industry are provided by Metropolitan to the Trust. One or more investors purchase these Certificates for cash. The Trust uses the cash proceeds to pay Metropolitan the cash portion of the purchase price for the mortgage loans. The Trust also issues a certificate representing a residual interest in the payments on the securitized loans.

    At the closing of each securitization, Metropolitan removes the mortgage loans sold from its consolidated balance sheet and adds to its consolidated balance sheet the cash received, and any interest in the mortgage loans retained from the securitizations in the form of certificates, residuals and servicing assets. Metropolitan allocates its basis in the mortgage loans between the portion of the mortgage loans sold through the Certificates to outside investors and any portion retained (Certificates, residuals and servicing assets) based on the relative fair values of those portions on the date of sale. These securities generally are entitled to receive payment only after the more senior securities have been paid the amounts then due on the senior securities.

    Metropolitan may experience changes in the fair value of the residual securities retained. Metropolitan is not aware of an active market for the purchase or sale of the residual securities and, accordingly, determines their estimated fair value by discounting the expected cash flows using a discount rate commensurate with the risks involved. When determining the expected cash flow, Metropolitan must estimate the future rates of prepayments, defaults, and default loss severity as they affect the amount and timing of the estimated cash flows.

    These residual securities are accounted for as either "held-for-trading" or "available-for-sale" securities. Changes in the fair value of residuals that are "held-for-trading" are included in earnings. Changes in the fair value of residuals that are "available-for-sale" are excluded from earnings and reported as a separate component of shareholders' equity until realized. During the quarter ended June 30, 2000, Metropolitan recorded valuation reductions to the residual securities held-for-trading and available-for-sale of $2.0 million and $19.5 million, respectively, which were due to changes in the valuation of these residual securities. Metropolitan has incurred a net loss after income taxes for the three months and nine months ended June 30, 2000, of $12.37 million and $15.95 million, respectively. Metropolitan's retained earnings and total stockholder's equity as of June 30, 2000 and September 30, 1999 were $17.26 million and $33.43 million, respectively, and $43.39 million and $71.70 million, respectively.

    Metropolitan periodically evaluates its real estate and other asset reserves to determine their adequacy. Provisions for losses on real estate and other assets were $12.8 million and $8.3 million for the nine-month periods ended
June 30, 2000 and 1999, respectively. During the quarter ended June 30, 2000, Metropolitan adjusted its loss reserve assumptions based on historical experience. The increase in loss provisions reflects an increase in real estate and other assets held for investment purposes and the changes in reserve assumptions. In addition, Metropolitan periodically adjusts the carrying value of its mortgage servicing rights. Metropolitan calculates the fair value of the servicing rights by discounting the expected net cash flow from its servicing activity. During the quarter ended June 30, 2000, Metropolitan adjusted its assumptions based on the historical performance of the servicing activity and recorded a valuation reduction of $1.3 million for its servicing rights.

    Metropolitan will continue to periodically assess the carrying value of its residual securities and mortgage servicing rights. There can be no assurance that the assumptions used to value Metropolitan's subordinate residual and mortgage servicing rights will remain appropriate for the remaining life of any loan pool. If actual loan prepayments, delinquencies or defaults exceed the estimates, the discount rate used by Metropolitan is increased, or the performance of loans in the pools otherwise deteriorates, the book value of the residual securities may be decreased or Metropolitan may further increase its loan loss reserves, or both.

    For additional information concerning these and other adjustments and more complete financial information regarding Metropolitan, please review the quarterly report on Form 10-Q for the quarter ended June 30, 2000, filed with the SEC. A copy of this quarterly report will be provided to you upon request, or can be accessed through the SEC's website at www.sec.gov.